Exhibit 99.1

FOR IMMEDIATE RELEASE

ELEMENTS Announces Delisting of five Currency ELEMENTS® ETNs

New York, October 28, 2008– The ELEMENTS® exchange-traded note platform announced today the withdrawal of five currency-linked exchange traded notes (the “Securities”) from listing on NYSE Arca due to trading volumes insufficient to support an exchange-traded market.  The effective date of the withdrawal, at which point the Securities will no longer be listed on a national securities exchange or quoted on any quotation medium, is expected to be November 17, 2008.  The Securities may trade on an over-the-counter basis.

As a result of the delisting, intraday indicative values for the Securities will no longer be published.  However, the daily closing indicative value of each Security will continue to be published on www.ELEMENTSetn.com.

Deutsche Bank Securities Inc. (“DBSI”), an affiliate of Deutsche Bank AG, London Branch, the issuer of the Securities, expects to bid for Securities offered for sale to it by holders of the Securities.  However, DBSI is not required to do so and may cease making bids at any time.  DBSI’s bid prices for each Security will be posted via the Security’s corresponding CUSIP number (listed below) on Bloomberg.  Bid prices may vary from the published indicative value of the Securities.

The issuer does not expect to issue any additional units of the Securities to be delisted.  As a result, the maximum amount of Securities outstanding at any given time is not expected to exceed the amount of Securities outstanding as of the date hereof.

The five Securities included in the delisting, along with the corresponding CUSIP, are:

Product	Symbol	CUSIP
ELEMENTS linked to the Australian Dollar/US Dollar Exchange Rate due February 23, 2023	ADE	25154H715
ELEMENTS linked to the British Pound/US Dollar Exchange Rate due February 23, 2023	EGB	25154H723
ELEMENTS linked to the Euro/US Dollar Exchange Rate due February 2023	ERE	25154H814
ELEMENTS linked to the US Dollar/Canadian Dollar Exchange Rate due February 23, 2023	CUD	25154H699
ELEMENTS linked to the US Dollar/Swiss Franc Exchange Rate due February 23, 2023	SZE	25154H798

Investors with questions about the status of these Securities, secondary market trading or any other issues can call 1 877 ETN ADVICE (1 877 386 2384).

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Deutsche Bank AG (the “Issuer”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting ELEMENTS website at www.ELEMENTSetn.com.  Alternatively, the Issuer, any agent of any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering if you so request by calling toll-free 1-877-ETN-ADVICE (386-2384).  You can also ask your broker or financial advisor to provide you with the prospectus and other related documents.